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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.               )*

Advanced Energy Industries, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

007973 10 0

(Cusip Number)

November 4, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 007973 10 0			Page 2 of 5

1.	Name of Reporting Person: Douglas S. Schatz & Jill E. Schatz Family Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: WYOMING

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 10,657,782

		6.	Shared Voting Power: 150,000

		7.	Sole Dispositive Power: 10,657,782

		8.	Shared Dispositive Power: 150,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,807,782

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 33.2%

12.	Type of Reporting Person: OO

Item 1(a)	Name of Issuer

Advanced Energy Industries, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

1625 Sharp Point Drive
Fort Collins, CO 80525

Item 2(a)	Names of Person Filing

Douglas S. Schatz & Jill E. Schatz Family Trust

Item 2(b)	Address of Principal Business Office or, if None, Residence

c/o Lochland Management Company
1 Old Town Square, Suite 302
Fort Collins, CO 80525

Item 2(c)	Citizenship

Wyoming

Item 2(d)	Title of Class of Securities

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number

007973 10 0

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

10,807,782 shares

(b)	Percent of Class:

33.2%

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	10,657,782

	(ii)	shared power to vote or to direct the vote:	150,000**

	(iii)	sole power to dispose or to direct the disposition of:	10,657,782

	(iv)	shared power to dispose or to direct the disposition of:	150,000**

		** Mr. Schatz is a trustee of a charitable foundation that is the record holder of 150,000 shares of common stock of the issuer. The three other trustees of the charitable foundation are members of Mr. Schatz’ immediate family. Accordingly, Mr. Schatz may be deemed to share with the other trustees voting and dispositive power with respect to the charitable foundation’s 150,000 shares. Mr. Schatz disclaims beneficial ownership of the shares held by the charitable foundation.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification
Not applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2004	DOUGLAS S. SCHATZ & JILL E. SCHATZ FAMILY TRUST

	By:	/s/ Douglas S. Schatz, Trustee

	By:	/s/ Jill E. Schatz, Trustee